LEVON RESOURCES LTD.

Suite 400 – 455 Granville Street

Vancouver, BC V6C 1T1

Ph: (604) 682-3701

Fax: (604) 682-3600

www.levon.com

ir@levon.com

May 7, 2007	TSX-V Trading symbol: LVN
U.S. OTC symbol: LVNVF
Berlin & Frankfurt LO9

Levon Resources Ltd. to be featured on CEO Clips on The Biography Channel

CEO Clips, a series of two minute corporate profiles on Canadian companies, will feature Levon Resources Ltd. on The Biography Channel beginning May 7 until May 28, 2007 throughout the day and evenings. It can also be viewed online at www.ceoclips.com/media/levon_300.asx. In addition, Levon’s profile will be posted on Yahoo Finance Canada.

The 2005 Roper Report stated: "Over Half of Canadians in digital households watch The Biography Channel.” The Biography Channel finished #1 in awareness, viewership and importance to the enjoyment of cable in the latest Beta Research Subscriber study of digital cable subscribers and can currently be viewed in 800,000 Canadian homes.

Levon is exploring strategic properties in two of the world's prime gold regions: Bralorne, British Columbia and the Cortez trend of Nevada. Recent new discoveries have led to an active exploration program on Levon’s Congress property near Bralorne, British Columbia.

On Behalf of the Board:

“Ron Tremblay”

____________________

Ron Tremblay, President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.